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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D



                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                    ADVANCED DEPOSITION TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, $.01 par value per share
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                        (Title of Class of Securities)



                                   007521107
                    --------------------------------------

                                (CUSIP Number)



                            Alexander Peter Boxall
                  c/o Advanced Deposition Technologies, Inc.
                           580 Myles Standish Blvd.
                        Myles Standish Industrial Park
                         Taunton, Massachusetts  02780
                                (508) 823-0707

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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)


                               December 20, 1997
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            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

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                                   SCHEDULE 13D
-----------------------
  CUSIP NO. 007521107
-----------------------

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 1    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Alexander Peter Boxall

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4    00


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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    United Kingdom


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                          SOLE VOTING POWER
                     7
     NUMBER OF            280,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             280,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      280,000

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [_]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6.6%

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      TYPE OF REPORTING PERSON*
14
      IN

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  Item 1.  Security and Issuer
           -------------------



  This statement on Schedule 13D relates to the common stock, $.01 par value per share (the "Common Stock"), of Advanced Deposition Technologies, Inc., a Delaware corporation ("ADT"), the principal executive offices of which are located at 580 Myles Standish Blvd., Myles Standish Industrial Park, Taunton, Massachusetts 02780.



  Item 2.  Identity and Background
           -----------------------


  Alexander Peter Boxall's business address is c/o Advanced Deposition Technologies, Inc., 580 Myles Standish Blvd., Myles Standish Industrial Park, Taunton, Massachusetts 02780. Mr. Boxall is a Vice President of Alexander Boxall, S.A. ("ABSA"), a Spanish corporation located at C/Bruselas 3 y 5, Ciudad Industrial de Parla, 28980 Parla, Madrid. ABSA manufactures and distributes AC capacitor components. Mr. Boxall has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has he been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws. Mr. Boxall is a citizen of the United Kingdom.



  Item 3.  Source and Amount of Funds or Other Consideration
           -------------------------------------------------


  On December 20, 1997, ADT purchased (the "Acquisition") 65% of the capital stock of ABSA. Mr. Boxall sold 15% of ABSA's capital stock and another stockholder sold 50% of ABSA's capital stock. In conjunction with the Acquisition and pursuant to the terms of a Share Purchase Agreement, dated as of December 19, 1997, between ADT and Mr. Boxall (the "Share Purchase Agreement"), ADT issued to Mr. Boxall 280,000 shares of its Common Stock in exchange for the 15% of the capital stock of ABSA sold by Mr. Boxall to ADT. Mr. Boxall's shares in ABSA. On the day prior to the closing of the Acquisition, December 19, 1997, the closing price of the Common Stock on NASDAQ was $3.875 per share. Mr. Boxall retained 35% of ABSA's capital stock.


  Item 4.  Purpose of Transaction
           ----------------------


  The shares, the ownership of which is reported hereby, were acquired by Mr. Boxall for investment purposes. Mr. Boxall reserves the right from time to time to acquire additional shares, or to dispose of some or all of his shares. In connection with the Acquisition, Mr. Boxall was appointed to the Board of Directors of ADT. It is currently anticipated that the Board of Directors will nominate Mr. Boxall for election in connection with the next election of Directors.



  Except as set forth above, Mr. Boxall does not have any plan or proposal which relates to, or would result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of the

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General Instructions for Schedule 13D.


  Item 5.  Interest in Securities of the Issuer
           ------------------------------------


  (a) Based upon the outstanding number of shares set forth in ADT's Form 10-Q for the fiscal quarter ended September 30, 1997, Mr. Boxall's beneficial ownership of 280,000 shares of Common Stock constitutes beneficial ownership of 6.6% of the total number of shares of outstanding Common Stock.



  (b) Mr. Boxall has the sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the 280,000 shares of Common Stock acquired in connection with the Acquisition.


  (c) During the past sixty days, Mr. Boxall has not effected any transactions in shares of Common Stock except pursuant to the Share Purchase Agreement.


  (d)  Not applicable.

  (e)  Not applicable.


  Item 6.  Contracts, Arrangements, Understandings or Relationships with
           -------------------------------------------------------------
           Respect to Securities of the Issuer
           -----------------------------------



  ADT and Mr. Boxall entered into a Share Purchase Agreement, dated as of December 19, 1997, pursuant to which ADT purchased 15% of the capital stock of ABSA from Mr. Boxall for 280,000 shares of Common Stock. Mr. Boxall is8 a Vice President and a Director of ABSA. Mr. Boxall continues to own 35% of the capital stock of ABSA. In addition, in connection with the Acquisition, Mr. Boxall was appointed to the Board of Directors of ADT. It is currently anticipated that the Board of Directors of ADT will nominate Mr. Boxall for election in connection with the next election of Directors.



  Except as described in Items 3 and 4 above and in this Item 6, Mr. Boxall does not have any contract, arrangement, understanding or relationship with any person with respect to any security of ADT.



  Item 7.  Material to be Filed as Exhibits
           --------------------------------



       Exhibit No.       Description



           1.1 Share Purchase Agreement, dated as of December 19, 1997, by and between ADT and Mr. Boxall.

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  Signature
  ---------


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







Date:  December 30, 1997          By:  /s/ Alexander Peter Boxall
                                       --------------------------
                                       Alexander Peter Boxall

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